SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

On May 4, 2007, the Registrant announced a private placement of its ordinary shares and warrants. The Registrant engaged Cowen and Company, LLC and W.R. Hambrecht + Co., LLC as exclusive placement agents for the offering. For their services, the placement agents will be issued warrants for the purchase of up to an aggregate of 10,938 shares upon the same terms as the warrants to be issued to the investors, as well as a cash fee and reimbursement for certain expenses.

Attached hereto are the forms of agreements entered into in connection with the announced transaction.

Exhibit 99.1	Form of Securities Purchase Agreement, dated May 3, 2007, by and among Silicom Ltd. and the investors identified therein (the “Investors”).

Exhibit 99.2	Form of Securities Purchase Agreement, dated May 3, 2007, by and among Silicom Ltd. and CD Investment Partners, Ltd.

Exhibit 99.3	Form of Warrant between Silicom Ltd. and the Investors.

Exhibit 99.4	Form of Warrant between Silicom Ltd. and CD Investment Partners, Ltd.

Exhibit 99.5	Disclosure Schedules to the Securities Purchase Agreements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: May 7th, 2007